May 22, 2009

Thomas Flahie
Interim Chief Financial Officer
WPT Enterprises, Inc.
5700 Wilshire Boulevard, Suite 350
Los Angeles, CA 90036

Re: WPT Enterprises, Inc.
File No. 000-50848
Form 10-K: For the Fiscal Year Ended December 28, 2008
Form 10-Q: For the Quarter Ended March 29, 2009

Dear Mr. Flahie:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief